N-SAR Item 77Q(3) Exhibit
Because the electronic format of filing Form N-SAR does not provide adequate space for responding to Items 72DD,
 73A, 74U and 74V correctly, the correct answers are as follows:


Evergreen Golden Mid Cap Core Fund

		72DD		73A		74U        	74V
		Dollar		Per Share	Shares
       		Distributions	Distributions	Outstanding	NAV

Class A		1,029		0.0142		50,000		8.24
Class B		0		0.0000		50,000		8.14
Class C		0		0.0000		50,000		8.14
Class I		10,514		0.0299		350,000		8.26